MINEBEA CO.,LTD.
1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601

December 17, 2002

File No. 82-4551

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Minebea Co., Ltd. — File No. 82-4551

To Whom It May Concern:

Minebea Co., Ltd. is pleased to enclose for filing the following documents:

- 56th Business Term Semiannual Business Report
- Brief Report of Interim Consolidate Financial Results (Half Year ended September 30, 2002)
- Brief Report of Non-consolidated Interim Financial Results (Half Year ended September 30, 2002)
- Annual Report 2002
- Press Release dated on October 1, 2002
- Press Release dated on November 14, 2002

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

dlw 2/10

Please acknowledge receipt of these documents by stamping the duplicate copy of this letter and return it to us in the enclosed self-addressed envelope.

Sincerely,

Akane Unno
Investor Relations

Minebea Co.,Ltd.

Minebea

57th Business Term Semiannual Business Report

April 1, 2002 ▶ September 30, 2002

To Our Shareholders

The business results for the 57th Business Term will be reported at our Ordinary General Meeting of Shareholders scheduled to be held in June 2003. The business results for the current interim term (April 1, 2002 - September 30, 2002) are as follows.

During the current interim term, Japan's economic conditions remained tough, owing to weak domestic demand, declined capital investment, sluggish personal consumption and other factors, although exports recovered with the completion of inventory adjustment measures by IT-related industries. The United States economy, underpinned by the end of inventory reduction by IT-related industries and brisk personal consumption, registered tones of recovery at the beginning of the current interim term. Nevertheless, business conditions became increasingly tough, owing to sharp drops in stock prices and other factors caused by high-tech companies' poor performance and public distrusts toward corporate accounting. The European economies also remained weak, mainly owing to sluggish growth in personal consumption, although they rebounded in exports with the completion of IT-related inventory adjustments. The Asian economies progressed relatively firm, primarily due to rebounds in exports and personal consumption.

The information and telecommunications equipment market, which is the mainstay market of our core products, showed a temporary rebound in demand with the completion of its inventory adjustments, but it remained tough after June this year.

Under these business circumstances, we strove to further enhance the efficiency of sales and manufacturing activity. At the same time, we also made efforts to improve product quality and to attain the development of higher value-added products.

■ Consolidated Business Results

During the current interim period, net sales rose 367 million yen (0.3%) from the preceding year, to 137,249 million yen.

However, compared with the previous interim term, operating income and ordinary income fell 2,320 million yen (-18.6%) and 1,284 million yen (-14.4%), respectively, to 10,176 million yen and 7,667 million yen, mainly due to sever price competition. Also, net income decreased 1,840 million yen (-42.0%) from the preceding year, to 2,543 million yen, owing to posting the adjustment of income taxes of 1,934 million yen in accordance with tax effect accounting and other factors.

■ Non-Consolidated Business Results

During the current interim period, net sales fell 6,155 million

■ Net Sales


(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
300,000
250,000
200,000
150,000
100,000
50,000
0
FY2001
FY2002
FY2003 Interim

■ Operating Income


(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
FY2001
FY2002
FY2003 Interim

■ Ordinary Income


(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
25,000
20,000
15,000
10,000
5,000
0
FY2001
FY2002
FY2003 Interim

yen (-6.9%) from the preceding year, to 83,402 million yen. However operating income and ordinary income increased 1,523 million yen (121.6%) and 1,501 million yen (45.1%), respectively, to 2,775 million yen and 4,828 million yen, mainly due to falls in the import prices of products from our overseas subsidiaries.

Net income increased 522 million yen (32.7%) from the preceding year, to 2,122 million yen, despite adjustment of income taxes in accordance with the tax effect accounting.

■ Outlook for The Next Term

Regarding the consolidated full accounting period, we expect that Japan's economy will continue to stagnate for some time, mainly due to deteriorated employment and income, as well as to weak personal consumption, although the export environment has turned around with the completion of IT-related stock cutbacks.

In overseas economies, the inventory adjustment by IT-related industries has almost run its course, but uncertainty is increasing with the collapse in stock prices, possible recurrence of terrorist attacks and concerns about the Middle East situation.

Under this severe business climate, we intend to enhance and further expand our manufacturing and sales activities, in order to improve business results.

I look forward to your continuous support and guidance.





Tsugio Yamamoto
President and
Representative Director
December 2002

■ Net Income


(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
15,000
12,000
9,000
6,000
3,000
0
FY2001
FY2002
FY2003 Interim

■ Total Assets


(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
500,000
400,000
300,000
200,000
100,000
0
FY2001
FY2002
FY2003 Interim

■ Shareholders' Equity


(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
200,000
150,000
100,000
50,000
0
FY2001
FY2002
FY2003 Interim

The Performance by Industry Segment

■ Machined components business

Our products included in this business category are: ball bearings, which are our mainstay product; mechanical components, such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. The ball bearings business remained strong as a whole. Particularly, sales to the industries of household electrical appliances and automobiles were firm. In sales to the information and telecommunications equipment industry, demand recovered temporarily, mainly due to the completion of its inventory adjustments, but it trended downward after June this year.

Also, in the business of rod-end bearings, demand decreased from the aerospace industry, which is our leading market segment, after last year's terrorist attacks in the United States. This put us in a difficult situation throughout the interim term. As a result, compared with the previous interim term, net sales and operating income fell 1,886 million yen (-3.0%) and 3,401 million yen (-27.1%), respectively, to 60,309 million yen and 9,163 million yen.

■ Electronic devices business

Our core products in this business category are: precision small motors, such as HDD spindle motors, fan motors and stepping motors; PC keyboards; speakers; magnetic optical disk drives; switching power supplies; and measuring instruments.

Demand saw sluggish growth from the information and telecommunications equipment industry, which is our key customer base, while price competition became even more intensified. Under these circumstances, although sales of stepping motors remained sluggish, sales of fan motors expanded and the business of PC keyboards was also firm. Regarding HDD spindle motors, sales for the first quarter of the year grew favorably, while those for the second quarter fell temporarily, mainly due to low demand. However, overall second-half sales increased considerably. As a result, compared with the previous interim term, net sales and operating income rose 2,962 million yen (4.0%) and 1,087 million yen, respectively, to 76,940 million yen and 1,013 million yen.

■ Changed in Net Sales and Operating Income (Industry)



Electronic Devices and Components Business
Machined Components Business
Net Sales
(Unit: millions of yen)
Operating Income
(Unit: millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
40,000
30,000
20,000
10,000
0
-500
151,910
23,906
156,303
22,135
△162
76,940
1,013
9,163
Net Sales Operating Income
FY2001
Net Sales Operating Income
FY2002
Net Sales Operating Income
FY2003 Interim

From the current interim term onward, no data is included with regard to Consumer Business, from which we have completely withdrawn.
(FY2001 : Net sales 10,674 million yen, Operating Income 812 million yen.
FY2002 : Net sales 1,016 million yen, Operating Income 0 million yen.)

The Performance by Geographical Segment

■ Japan

In Japan, many of our customers were shifting production to their overseas subsidiaries to cope with the current tough deflation. In addition, demand was weak from the information and telecommunications equipment industry. As a result, compared with the previous interim term, net sales fell 6,052 million yen (-13.6%), to 38,332 million yen. However, operating income rose 703 million yen (156.9%) year on year, to 1,151 million yen, primarily due to falls in the import prices of products from our overseas subsidiaries.

■ Asia

For Japanese, European and American manufacturers of personal computers and household electrical appliances, Asia is an important region as their manufacturing bases. Although we were adversely affected by a slow recovery of demand for information and telecommunications equipment in Japan, Europe and the United States, sales in the region were firm, mainly owing to progress in the transfer of production to this region by Japanese customers. On the other hand, however, price cutting became intensified as production was expanding in this region. As a result, compared with the previous interim term, net sales rose 7,785 million yen (17.6%), to 51,991 million yen, while operating income fell 2,399 million yen (-25.0%), to 7,184 million yen.

■ North and South America

In North and South America, sales of electronic devices and components, such as PC keyboards, speakers and fan motors, remained firm. On the other hand, however, demand for rod-end bearings and other products declined from the aerospace industry — our leading market segment — after last year's terrorists attacks in the United States. This placed us in a difficult situation throughout the interim term. As a result, compared with the previous interim term, net sales and operating income fell 1,045 million yen (-3.3%) and 399 million yen (-32.2%), respectively, to 30,227 million yen and 839 million yen.

■ Europe

In Europe, sales of ball bearings, rod-end bearings and other products were firm amid a stronger decelerating trend in its economy, while sales of electronic devices and components saw sluggish growth. As a result, net sales and operating income fell 321 million yen (-1.9%) and 224 million yen (-18.3%) year on year, respectively, to 16,697 million yen and 1,001 million yen.

■ Changed in Net Sales and Operating Income (Geographical)



Europe
North & South America
Asia
Japan
Net Sales
(Unit: millions of yen)
Operating Income
(Unit: millions of yen)
300,000
250,000
200,000 40,000
150,000 30,000
100,000 20,000
50,000 10,000
0 0
35,296
74,067
117,141
1,284
15,173
11,883
36,186
95,883
83,704
17,368
767
16,697
51,991
38,332
1,001
7,184
1,151
Net Sales Operating Income
FY2001
FY2002
FY2003 Interim

Minebea Allies with Matsushita Electric Industrial Co., Ltd. for Motor Business

Minebea has recently reached an agreement with Matsushita Electric Industrial Co., Ltd. (Matsushita) on a business alliance concerning hard disk drive (HDD) spindle motors and fan motors.

Small motors, one of our mainstay products, are expected to find an expanded market with applications, currently oriented toward personal computers (PCs), extending into digital home appliances .

The two companies hope to achieve further growth of and increased earnings from their small motor business through close collaboration by linking Matsushita's cutting-edge product development technology with Minebea's ultra-precision machining and mass production technologies.

Alliance for HDD spindle motor business

Production of FDB motors for 2.5-inch HDDs, designed by Matsushita's Motor Company division, will be consigned to Minebea.

Alliance for fan motor business

Matsushita and Minebea, by combining their proprietary technologies, will jointly develop DC axial flow fan motors, while Matsushita will consign production of its fan motors to Minebea.


NMB
NMB
NMB
Fan motors


HDD spindle motors

Minebea Introduces "EVA® Management System"

In April 2002, Minebea Co., Ltd launched a project to study the benefits of bringing Economic Value Added (EVA) concepts into our management system. Together with consulting firm Stern Stewart, we have assigned a working group consisting of manufacturing, sales and administration members and had them studied the feasibility of introducing the EVA management system. As a result of examining their final report, we have decided to introduce the EVA management system to adopt EVA as the management index for the Minebea Group.

In April 1997, we created a specialized organization encompassing an inventory reduction section and a debt repayment section to focus on capital efficiency enhancement. Since then, we have been making efforts to reduce inventories and debts and have been able to make significant progress to date. In addition, as a result of having thoroughly controlled income plans and performance for many years by breaking down Group businesses into small income control units, we now see a profit concept having penetrated throughout the Minebea Group.

To ensure the further efficiency of capital resources based on this progress, we have decided to set up the EVA management system in cooperation with Stern Stewart. The system, using cost of capital including not

For further details, visit our web site at ***http://www.minebea.co.jp/english/*** and refer to the News contained in our relative press release.

Minebea's Joint Venture Makes Keyboard in China

We have decided to establish a joint venture company in Singapore with the Huan Hsin Group to make personal computer (PC) keyboards in China. The PC keyboards will be produced at a factory that is wholly owned by the joint venture firm and located at the Ming Hang district in Shanghai, China.

Minebea is a world's leading maker of PC keyboards with a global market share of about 20%. Its product development capability and mass-production technology has given Minebea an unmatched competitive edge.

Japanese, North American and European PC makers are shifting their production to China (notably around Shanghai). In the meantime, competing keyboard manufacturers from Taiwan have been producing their keyboards in China, and prices are likely to decline further.

Under these circumstances, we will be well positioned to achieve significant expansion in the keyboard business and improved profitability by combining Minebea's product development capacity and production technology with the business speed of the Huan Hsin and the manufacturing cost in China.

Outline of the Huan Hsin Group

The Huan Hsin Group, headquartered in Singapore, is a Taiwanese maker of electronic components and devices and has been operating in Shanghai since 1993. Over the years, Huan Hsin has expanded its operations extending from mold fabrication to finished product assembly, thereby evolving into an integrated contract manufacturer and supplier of telecommunications and electronic products for major customers on OEM and ODM basis around the world.



PC keyboards

only borrowing cost but also equity cost, will enable us to measure on a monthly basis EVA by product and EVA by functional business unit in the Sales and the Manufacturing divisions.

Under the EVA management system, we aim to give satisfying returns to all of our stakeholders and to make strategic decisions on such issues as selective focusing of business resources and appropriate allocation of management resources from the EVA-creating viewpoint. By so doing, we are committed to enhancing our corporate values.

EVA® is the registered trademark of Stern Stewart and is basically calculated as follows:

EVA = Business profit after tax – Cost of capital

- Business profit after tax = Pre-tax profit + Interest expense – Taxes
- Cost of capital = Fund used X Cost of capital ratio
- Fund used = Total assets (such as accounts receivable,inventory, and fixed assets) – Non-interest-bearing debt (such as accounts payable and accrued expenses)

Investors

In July 2002, we implemented an overall renewal of our home page to provide you with more information and to make improvements in its ease of use.
Please make good use of investor information as its contents have been upgraded.

http://www.minebea.co.jp/english/ >>> Please click Investors.



Notices of ordinary general meetings of shareholders and summaries of presentation at the meetings are shown.
From the 56th Business Term, public notices of financial statements are also shown in Investors.

Contents of presentation, such as explanatory meetings for business results and technical announcement meetings, and related questions and answers, are shown in the form of slide shows and texts, in addition to audio visual presentation.

"Results and Financial Data" page is newly set up.
Full-year and quarterly results, estimates and major financial indexes are shown.
Consolidated financial statements for the past 10 years can be downloaded into a spreadsheet.

In the current term, we began disclosing quarterly results.

Consolidated Balance Sheet

● Consolidated Balance Sheet (Unit: millions of yen)

Assets	Fiscal year 2003 Interim (as of September 30,2002)	Fiscal year 2002 Interim (as of September 30,2001)	Fiscal year 2002 (as of March 31, 2002)
Current Assets	**127,497**	**135,282**	**131,548**
Cash and cash equivalents	11,634	15,748	13,952
Notes and accounts receivable	54,109	48,851	51,281
Inventories	44,503	51,174	49,887
Others	17,781	19,988	16,928
Allowance for doubtful receivables	(531)	(481)	(501)
Fixed Assets	**200,586**	**202,643**	**218,471**
Tangible fixed assets	168,702	165,988	183,437
Intangible fixed assets	14,507	15,444	15,504
Investments and other assets	17,375	21,209	19,528
Deferred Assets	**22**	**107**	**17**
Total Assets	**328,106**	**338,032**	**350,037**
Liabilities			
Current Liabilities	**144,523**	**116,432**	**156,908**
Notes and accounts payable	22,291	25,142	26,115
Short-term loans payable	55,272	62,684	61,618
Current portion of long-term loans payable	27,994	2,443	28,019
Current portion of convertible bonds	13,823	—	13,823
Others	25,142	26,160	27,332
Long-term Liabilities	**77,752**	**121,696**	**80,301**
Bonds	35,000	35,000	35,000
Convertible bonds	27,080	40,903	27,080
Bonds with warrant	4,000	4,000	4,000
Long-term loans payable	11,142	40,172	13,132
Others	530	1,620	1,089
Total Liabilities	**222,276**	**238,128**	**237,209**
Minority Interest in Consolidated Subsidiaries	**107**	**116**	**95**
Shareholders' Equity			
Common stock	**68,258**	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**	**94,756**
Retained earnings	**7,317**	**6,676**	**4,774**
Difference on revaluation of other marketable securities	**(1,284)**	**(1,451)**	**(1,718)**
Foreign currency translation adjustments	**(63,308)**	**(68,449)**	**(53,333)**
Treasury stock	**(18)**	**(0)**	**(6)**
Parent company stock held by its subsidiaries	**—**	**(3)**	**—**
Total Shareholders' Equity	**105,721**	**99,787**	**112,731**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**328,106**	**338,032**	**350,037**

Note: Amounts less than one million yen are omitted.

● Consolidated Profit and Loss Statement (Unit: millions of yen)

	Fiscal year 2003 Interim (Apr. thru Sept. 2002)	Fiscal year 2002 Interim (Apr. thru Sept. 2001)	Fiscal year 2002 (Apr. 2001 thru Sept. 2002)
Ordinary Income and Expenses			
Operating income and expenses			
Net sales	137,249	136,882	279,344
Cost of sales	102,511	98,935	206,060
Gross profit	34,737	37,946	73,283
Selling, general and administrative expenses	24,561	25,449	51,311
Operating income	10,176	12,496	21,972
Other income and expense			
Other income	713	934	1,801
Interest income	81	140	586
Dividends income	47	42	43
Equity income of alliliates	2	—	—
Foreign currency exchange gain	97	—	—
Others	484	751	1,171
Other expense	3,222	4,479	7,778
Interest expenses	2,520	2,930	5,673
Equity loss of alliliates	—	32	21
Foreign currency exchange loss	—	837	827
Others	701	678	1,256
Ordinary income	7,667	8,952	15,995
Extraordinary Income and Loss			
Extraordinary income	21	1,522	1,727
Gain from discharge of debts	—	714	714
Gain on sales of fixed assets	21	164	247
Reversal of allowance for doubtful receivables	—	231	269
Reversal of allowance for loss on the liquidation of the automotive wheel business	—	413	496
Extraordinary loss	871	2,434	4,773
Loss on disposal of inventories	—	842	1,125
Loss on sales of fixed assets	30	52	225
Loss on disposal of fixed assets	335	100	386
Loss on sales of investments in securities	—	—	6
Loss on revaluation of investments securities	27	713	1,466
Loss on liquidation of affiliates companies	164	411	937
Retirement benefit expense	313	313	626
Income before income taxes	6,817	8,040	12,948
Total income taxes	4,256	3,645	7,629
Minority interest in earnings of consolidated subsidiaries	16	10	20
Net income	2,543	4,384	5,298

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Retained Earnings (Unit: millions of yen)

	Fiscal year 2003 Interim (Apr. thru Sept. 2002)	Fiscal year 2002 Interim (Apr. thru Sept. 2001)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Accumulated surplus at beginning of interim period (full year) (or Accumulated deficit at beginning of interim period (full year))	4,774	2,533	2,533
Increase of accumulated surplus	2,543	4,384	5,342
Net income	2,543	4,384	5,298
Others	—	—	43
Decrease of accumulated surplus	—	240	3,100
Cash dividends	—	—	2,794
Bonus to directors and corporate auditors	—	—	66
Others	—	240	240
Accumulated surplus at end of interim period (full year)	7,317	6,676	4,774

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Cash Flows (Unit: millions of yen)

	Fiscal year 2003 Interim (Apr. thru Sept. 2002)	Fiscal year 2002 Interim (Apr. thru Sept. 2001)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Cash Flows from Operating Activities	14,583	17,656	34,017
Cash Flows from Investing Activities	(7,846)	(12,596)	(24,346)
Cash Flows from Financing Activities	(8,713)	(1,039)	(8,317)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(340)	(202)	669
Net Increase (Decrease) in Cash and Cash Equivalents	(2,317)	3,817	2,022
Cash and Cash Equivalents at beginning of year	13,952	11,930	11,930
Cash and Cash Equivalents at end of interim period (full year)	11,634	15,748	13,952

Note: Amounts less than one million yen are omitted.

Non-Consolidated Balance Sheet

● Non-Consolidated Balance Sheet (Unit: millions of yen)

Assets	Fiscal year 2003 Interim (as of September 30, 2002)	Fiscal year 2002 Interim (as of September 30, 2001)	Fiscal year 2002 (as of March 31, 2002)
Current Assets	**133,885**	**140,779**	**136,349**
Cash and cash equivalents	6,280	7,353	4,421
Notes receivable	2,648	3,260	1,952
Accounts receivable	40,674	45,051	41,533
Inventories	10,779	12,857	11,377
Short-term loans receivable from subsidiaries	60,949	57,725	64,632
Deferred tax assets	4,151	4,601	3,641
Others	8,520	10,188	9,024
Allowance for doubtful receivable	(118)	(256)	(233)
Fixed Assets	**237,841**	**233,904**	**240,513**
Tangible fixed assets	**32,854**	**34,661**	**33,435**
Intangible fixed assets	**887**	**860**	**844**
Investments and other assets	**204,098**	**198,382**	**206,233**
Investments in securities	6,278	6,929	5,497
Investments securities in subsidiaries	156,237	149,469	156,804
Investments in partnerships with subsidiaries	27,608	25,069	27,608
Long-term loans receivable from subsidiaries	7,700	6,952	7,425
Long-term deferred tax assets	8,240	11,333	10,862
Others	1,733	2,027	1,738
Allowance for doubtful receivable	(3,701)	(3,400)	(3,705)
Deferred Assets	**8**	**26**	**17**
Total Assets	**371,735**	**374,710**	**376,880**
Liabilities			
Current Liabilities	**119,204**	**82,783**	**124,025**
Notes payable	3,362	4,641	3,986
Accounts payable	28,052	28,151	28,820
Short-term loans payable	38,001	37,009	39,875
Current portion of long-term loans payable	27,700	1,326	27,700
Current portion of convertible bonds	13,823	—	13,823
Accrued income taxes	45	23	65
Accrued bonuses	2,116	2,284	2,090
Allowance for loss on the liquidation of the automotive wheel business	—	1,732	—
Others	6,104	7,614	7,664
Long-term Liabilities	**71,623**	**113,183**	**71,632**
Bonds	35,000	35,000	35,000
Convertible bonds	27,080	40,903	27,080
Bonds with warrant	4,000	4,000	4,000
Long-term loans payable	5,500	33,200	5,500
Allowance for retirement benefits	43	80	52
Total Liabilities	**190,828**	**195,966**	**195,657**
Shareholders' Equity			
Common stock	**68,258**	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**	**94,756**
Capital reserve	94,756	94,756	94,756
Retained earnings	**19,194**	**17,180**	**19,932**
Earned surplus	2,085	2,085	2,085
Voluntary reserve	11,500	10,000	10,000
Unappropriated retained earnings	5,609	5,095	7,847
[including current net income]	[2,122]	[1,600]	[4,351]
Difference on revaluation of other marketable securities	**(1,285)**	**(1,451)**	**(1,718)**
Treasury stock	**(18)**	**(0)**	**(6)**
Total Shareholders' Equity	**180,906**	**178,744**	**181,222**
Total Liabilities and Shareholders' Equity	**371,735**	**374,710**	**376,880**

Note: Amounts less than one million yen are omitted.

● Non-Consolidated Profit and Loss Statement (Unit: millions of yen)

	Fiscal year 2003 Interim (Apr. thru Sept. 2002)	Fiscal year 2002 Interim (Apr. thru Sept. 2001)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Ordinary Income and Expenses			
Operating income and expenses			
Operating income	**83,402**	**89,558**	**175,218**
Net sales	83,402	89,558	175,218
Operating expenses	**80,627**	**88,306**	**173,369**
Cost of sales	70,426	76,934	150,915
Selling, general and administrative expenses	10,201	11,371	22,454
Operating income	**2,775**	**1,252**	**1,848**
Other income and expense			
Other income	**3,792**	**3,894**	**11,530**
Interest income	490	482	942
Dividends received	2,958	3,033	9,828
Rent income on fixed assets	250	240	487
Others	92	137	271
Other expenses	**1,739**	**1,819**	**3,345**
Interest and discount charges	701	741	1,455
Interest on bonds	632	645	1,270
Foreign currency exchange loss	226	238	187
Others	179	193	431
Ordinary income	**4,828**	**3,327**	**10,033**
Extraordinary Income and Loss			
Extraordinary income	**427**	**1,812**	**2,192**
Gain from discharge of debts	—	682	682
Gain on sales of fixed assets	103	329	365
Gain on sales of investments securities in subsidiaries	—	—	250
Liquidation dividend from subsidiary company	205	—	—
Reversal of allowance for doubtful receivables	118	387	398
Reversal of allowance for loss on the liquidation of the automotive wheel business	—	413	496
Extraordinary loss	**884**	**1,767**	**3,969**
Loss on disposal of inventories	—	709	965
Loss on sales of fixed assets	59	96	209
Loss on sales of investments in securities	—	—	6
Loss on revaluation of investments in securities	27	713	1,466
Allowance for doubtful receivables	—	—	292
Loss on revaluation of investments securities in subsidiaries	550	—	527
Loss on liquidation of affiliated companies	—	—	7
Retirement benefit expense	247	247	494
Income before income taxes	**4,371**	**3,372**	**8,257**
Income taxes (including enterprise tax)	426	277	801
Adjustment of income taxes	1,823	1,495	3,104
Total income taxes	2,249	1,772	3,905
Net income	**2,122**	**1,600**	**4,351**
Retained earnings brought forward from the previous period	3,486	3,495	3,495
Unappropriated retained earnings	**5,609**	**5,095**	**7,847**

Note: Amounts less than one million yen are omitted.

Corporate Data

■ Corporate Data

Trade Name	Minebea Co., Ltd.
Established	July 16,1951
Capital	68,258 Million yen
Number Of Employees	2,631
Registered Headquarters	4106-73, Oaza Miyota, Miyota-Machi, Kitasaku-Gun, Nagano 389-0293, Japan Tel:+81 267- 32- 2200
Domestic Offices And Manufacturing Units	Tokyo Head Office, Karuizawa Manufacturing Unit, Hamamatsu Manufacturing Unit, Fujisawa Manufacturing Unit, Omori Manufacturing Unit

■ Management Organizations


Board of Directors
Corporate Auditors
Executive Council
President
Business Reform Committee
Internal Auditing Office
R&D Headquarters
Strategic Commodities Control Room
Environment Protection Committee
Tokyo Head Office Administration Executive Council
Personnel & General Affairs Dept.
Logistics Dept.
Procurement Dept.
Corporate Planning Dept.
Business Administration Dept.
Information Systems Dept.
Finance Dept.
Strategy Planning Dept.
Office of Engineering Management
Accounting Dept.
Legal Dept.
1st. Manufacturing Headquarters
Karuizawa Manufacturing Unit
Fujisawa Manufacturing Unit
Omori Manufacturing Unit
Mechatronics Division
2nd. Manufacturing Headquarters
Hamamatsu Manufacturing Unit
Measuring Instrument Division
Speaker Division
Sales Headquarters
Japan and Asia Regional Sales Headquarters
European and American Regional Headquarters

■ Board Of Directors (as of October 31,2002)

President And Representative Director

Tsugio Yamamoto

Senior Managing Directors

Masahito Saigusa
Yoshihisa Kainuma
Takayuki Yamagishi
Rikuro Obara
Ryusuke Mizukami
Kenji Senoue
Tosei Takenaka

Managing Directors

Koichi Dosho
Takashi Yamaguchi
Tomihiro Maruta

Directors

Sadao Sawamura
Akihiro Hirao
Sadahiko Oki
Takuya Naka
Yukio Shimizu
Masayoshi Yamanaka
Shunji Mase
Hiroharu Katogi
Susumu Fujisawa
Masamitsu Osada
Akio Okamiya
Atsushi Matsuoka
Chanchai Leetavorn
Tomeshiro Takeuchi

Standing Corporate Auditors

Shinichi Mori
Yoshinori Amano

Corporate Auditors

Mitsuo Ichikawa
Toshiro Uchida

Share Information (as of September 30, 2002)

Total Number of Shares Authorized	1,000,000,000 Shares
Number of Shares Issued	399,167,695 Shares
Number of Shareholders	22,465

■ Major Shareholders (Top 10)

		(%)
Keiaisha Co., Ltd.	20,000,000	5.01
The Master Trust Bank of Japan, Ltd. (Trust Account)	19,497,000	4.88
State Street Bank and Trust Co.	19,420,460	4.87
Shinsei Bank, Limited.	12,501,000	3.13
Japan Trustee Services Bank, Ltd. (Trust Account)	12,363,000	3.10
The Sumitomo Trust and Banking Co., Ltd.	12,349,000	3.09
Takahashi Industrial And Economic Research Foundation	12,347,330	3.09
UFJ Trust Bank Limited (Trust Account A)	11,885,000	2.98
J.P. Morgan Trust Bank Ltd.	11,537,000	2.89
Sumitomo Mitsui Banking Corporation	10,000,475	2.51
Total	141,900,265	35.55

■ Stock Prices On The Tokyo Stock Exchange



2000 (Yen)
1500
1000
500
0
1999
2000
2001
2002

■ Shareholder Distribution

Number Of Shares (thousands of shares)



Individuals 44,532 (11.2%)
Treasury Stock 27 (0.0%)
Foreign Corporations 126,234 (31.6%)
Financial Institutions 186,432 (46.7%)
Other Corporate Bodies 36,895 (9.2%)
Securities Firms 5,047 (1.3%)

Number Of Shareholders



Treasury Stock 1 (0.0%)
Securities Firms 59 (0.3%)
Other Corporate Bodies 399 (1.8%)
Financial Institutions 159 (0.7%)
Foreign Corporations 360 (1.6%)
Individuals 21,487 (95.6%)

Shareholder Information

Business Year	From April 1 to March 31 of next year
Fiscal Year-End	End of March
Record date to be eligible to receive a divident	End of March
Ordinary General Meeting of Shareholders	June
Unitary Transaction Stock	1,000shares
Transfer Agent	5-33, Kitahama 4-Chome, Chuo-Ku, Osaka The Sumitomo Trust and Banking Co., Ltd.
Transfer Agent Branch	4-4, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Attention for Delivery of Postal Matters	1-10, Nikko-Cho, Fuchu, Tokyo 183-8701 The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Attention for Inquiries by Telephone	(For Change-of-Address Form and other forms, please apply to) 0120-175-417 (For inquiries, please contact) 0120-176-417
Attention for Web Site	http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Intermediary Office	The Sumitomo Trust and Banking Co., Ltd. Head Office and each and every Branch in Japan
Transfer Fee	Free
Public Notice	The Nihon-Keizai Shinbun Public notices are displayed in The Nihon Keizai Shinbun. However, information with regard to balance sheets and statements of income, as stipulated in Section 3, Article 16 of the Special Law of the Commercial Law, is posted in our web site at http://www.minebea.co.jp/investors/disclosure/meeting/meeting_top.html
Common Stock Listings	Tokyo,Osaka,Nagoya and Singapore

BRIEF REPORT OF INTERIM CONSOLIDATED FINANCIAL RESULTS

(Half year ended September 30, 2002)

November 14, 2002

Registered
Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)

Common Stock Listings: Tokyo, Osaka and Nagoya
Headquarters: Nagano-ken

Representative: Tsugio Yamamoto Representative Director-President
Contact: Sadahiko Oki Director-Accounting Tel. (03)5434-8611

Board of Directors' Meeting on the Consolidated Financial
Results held on: November 14, 2002
Adoption of U.S. Accounting Standards: None

1. Business performance (April 1,2002 through September 30,2002)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2003 Interim	137,249	0.3	10,176	(18.6)	7,667	(14.4)
FY2002 Interim	136,882	(3.6)	12,496	(27.2)	8,952	(31.0)
FY2002 Annual	279,344		21,972		15,995	

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)
FY2003 Interim	2,543	(42.0)	6.37	6.06
FY2002 Interim	4,384	(38.1)	10.98	10.22
FY2002 Annual	5,298		13.27	12.60

(Notes) 1. Income or loss on investments for FY2003 interim on the equity method totaled income 2 million yen, (32) million yen in FY2002 interim and (21) million yen in FY2002.

2. Weighted average number of shares outstanding during the respective years (consolidation) :
399,150,108 shares at September 30,2002 399,167,226 shares at September 30,2001
399,165,043 shares at March 31,2002

3. Changes in accounting method: None

4. The percentages of net sales, operating income, ordinary income and net income show variances against previous interim period.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2003 Interim	328,106	105,721	32.2	264.87
FY2002 Interim	338,032	99,787	29.5	249.98
FY2002 Annual	350,037	112,731	32.2	282.42

(Notes) Number of shares outstanding at end of term (consolidation) :
399,142,282 shares at September 30,2002 399,167,589 shares at September 30,2001
399,159,121 shares at March 31,2002

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financial activities (millions of yen)	Year end balance of cash and cash equivalents (millions of yen)
FY2003 Interim	14,583	(7,846)	(8,713)	11,634
FY2002 Interim	17,656	(12,596)	(1,039)	15,748
FY2002 Annual	34,017	(24,346)	(8,317)	13,952

(4) Scope of consolidation and application of equity method
Number of consolidated companies............................ 47 companies
Number of non-consolidated companies..................... None
Number of affiliated companies for equity method.... 2 companies

(5) Accounting changes of scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries
Anew: 1 company Exclusion: 2 companies
(b) Changes of the companies subject to equity method
Anew: None Exclusion: None

2. Prospect for the current fiscal year (April 1,2002 through March 31, 2003)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Annual	272,000	16,500	6,500

(Reference) Projected net income per share(Annual) : 16.28 yen

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.

In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

As for the assumptions used for these forecasts and other related items, please refer to page six and seven of the documents attached hereunder.

(Reference)

1. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the company) and 49 related companies (47 consolidated subsidiaries and 2 affiliates companies). Minebea group produces and sells bearings, machinery components, special machinery components, electronic devices.

The company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and industry segments, and main manufacturing and sales companies are as follows.

Industry segments	Operations	Manufacturing companies	Sales companies
Machined components business	Bearings	Minebea Co., Ltd. New Hampshire Ball Bearings, Inc. Rose Bearings Ltd. NMB Singapore Ltd. Pelmec Industries (Pte.) Ltd. NMB Thai Ltd. Pelmec Thai Ltd. NMB Hi-Tech Bearings Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	Minebea Co., Ltd. NMB Technologies Corporation New Hampshire Ball Bearings, Inc. NMB (U.K.) Ltd. NMB-Minebea-GmbH NMB Italia S.r.l. NMB Minebea S.a.r.l. Minebea Technologies Pte. Ltd. NMB Korea Co., Ltd.
	Machinery components	Minebea Co., Ltd. NMB Singapore Ltd. Minebea Thai Ltd.	
	Special machinery components	Minebea Co., Ltd. IMC Magnetics Corp.	
Electronics devices and components business	Electronics devices and components	Minebea Co., Ltd. Minebea Onkyo Co., Ltd. Minebea Electronics Co., Ltd. Minebea Thai Ltd. Minebea Electronics (Thailand) Co., Ltd. Power Electronics of Minebea Co., Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	

Operation route is as follows.



Finished goods
Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
New Hampshire Ball Bearings, Inc.
Rose Bearings Ltd.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB (U.K.) Ltd.
NMB-Minebea-GmbH
NMB Italia S.r.l.
NMB Minebea S.a.r.l.
NMB Korea Co., Ltd.
Minebea Technologies Pte. Ltd.
Special machinery components
Consolidated subsidiary
IMC Magnetics Corp.
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea Onkyo Co., Ltd.
Minebea Electronics Co., Ltd.
Minebea Thai Ltd.
Minebea Electronics (Thailand) Co., Ltd.
Power Electronics of Minebea Co., Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Bearings
Consolidated subsidiaries
NMB Singapore Ltd.
Pelmec Industries (Pte.) Ltd.
NMB Thai Ltd.
Pelmec Thai Ltd.
NMB Hi-Tech Bearings Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Machinery components
Consolidated subsidiaries
NMB Singapore Ltd.
Minebea Thai Ltd.
Others
Holding company
Companies investing in overseas subsidiaries
Consolidated subsidiary
NMB (USA) Inc.
Consolidated subsidiaries
Minebea Europe Finance B.V.

2. Management Policy

(1) Basic Management policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of higher value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display our strength. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the Company.
Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Basic Policy for Profit Sharing

Our basic dividend policy is to consider the return of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective. We consider it important to continue paying stable dividends. Therefore, we will use internal reserves in providing for operating funds in connection with the enhancement of corporate structure and new growth in the future.

(3) Policy for Reducing the Minimum Trading Unit

We are deliberately considering reducing the current minimum trading unit of 1,000 shares, which was equivalent to 577,000 yen on November 5, 2002.

(4) Future Management strategies and tasks

In accordance with the basic management policies as mentioned earlier, we've developed the following wherever we are in operation of manufacturing:

"A highly integrated production system" for
"A large-scale volume production factory" supported by
"A well-kept R & D system"

In practice, we're operating business around the world; we're in attempts to attain gains in profitability as the world's strongest maker of a comprehensive range of precision parts; thereby we're targeting to upgrade our corporate value.
And the tasks we've taken in order to realize these targets can be set forth like the following:

(a) Strengthen and expand our business of bearings and related products furthermore.
(b) We will build our operations in the area of precision small motors, such as spindle motors (including spindle motors with fluid dynamic bearings) and fan motors, and other rotary components until they are similar in scale to our bearing operations.
(c) Raise the share of value-added items in all the categories of our products; at the same time, enlarge our product range so as to respond to a wider extent of market requirements.

(5) Measures For Business Management

We decided to implement the EVA® management system in stages starting in April 2003 to adopt EVA as the management index. Along with this decision, we organized, effective September 9, 2002, a working group for the EVA management system introduction project that comes under the direct control of the Executive Council.
Purposes for implementing the EVA management system are as follows:

(a) To ensure further efficiency in the use of capital resources, we will measure on a monthly basis EVA by product and EVA by functional business unit in the Sales and the Manufacturing divisions, by using cost of capital including not only borrowing cost but also equity cost.
(b) As our basic business policy, we have been advocating five principles focusing on making contributions to employees, customers, shareholders, local communities and global society. Under the EVA management system, we aim to give satisfying returns to all of these interested people, communities and society surrounding the Company; and to actively make strategic decisions on such issues as selective focusing of business resources and appropriate allocation of management resources from the EVA-creating viewpoint. By so doing, we are committed to enhancing our corporate values.

(N.B.) EVA®, the registered trademark of Stern Stewart, stands for Economic Value Added.

(6) Management Index

The table below shows our latest consolidated forecasts.

(Amount: millions of yen)

	Year ended		
	March 31, 2003	March 31, 2004	March 31, 2005
Net Sales	272,000 (97%)	316,800 (116%)	348,000 (110%)
Operating Income	21,500 (98%)	33,000 (153%)	37,000 (112%)
Ordinary Income	16,500 (103%)	28,000 (170%)	33,500 (120%)
Net Income	6,500 (123%)	17,000 (262%)	21,000 (124%)
Capital expenditure	27,100 (127%)	28,200 (104%)	23,400 (83%)

(Notes) Figures in parentheses show percentage changes from the previous year.

3. Management Performance And Financial Position

(1) Management Performances

(a) Overview of the half year

During the current interim term, Japan's economic conditions remained tough, owing to weak domestic demand, declined capital investment, sluggish personal consumption and other factors, although exports recovered with the completion of inventory adjustment measures by IT-related industries. The United States economy, underpinned by the end of inventory reduction by IT-related industries and brisk personal consumption, registered tones of recovery at the beginning of the current interim term. Nevertheless, business conditions became increasingly tough, owing to sharp drops in stock prices and other factors caused by high-tech companies' poor performance and public distrusts toward corporate accounting. The European economies also remained weak, mainly owing to sluggish growth in personal consumption, although they rebounded in exports with the completion of IT-related inventory adjustments. The Asian economies progressed relatively firm, primarily due to rebounds in exports and personal consumption.

The information and telecommunications equipment market, which is the mainstay market of our core products, showed a temporary rebound in demand with the completion of its inventory adjustments, but it remained tough after June this year.

Under these business circumstances, we strove to further enhance the efficiency of sales and manufacturing activity. At the same time, we also made efforts to improve product quality and to attain the development of higher value-added products.

As a result, net sales rose 367 million yen (0.3%) year on year, to 137,249 million yen.

However, compared with the previous interim term, operating income and ordinary income fell 2,320 million yen (-18.6%) and 1,284 million yen (-14.4%), respectively, to 10,176 million yen and 7,667 million yen, mainly due to sever price competition. Also, interim net income decreased 1,840 million yen (-42.0%) year on year, to 2,543 million yen, owing to posting the adjustment of income taxes of 1,934 million yen in accordance with tax effect accounting and other factors.

1. The Performance by Industry Segment is as follows:

Machined components business

Our products included in this business category are: ball bearings, which are our mainstay product; mechanical components, such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. The ball bearings business remained strong as a whole. Particularly, sales to the industries of household electrical appliances and automobiles were firm. In sales to the information and telecommunications equipment industry, demand recovered temporarily, mainly due to the completion of its inventory adjustments, but it trended downward after June this year.

Also, in the business of rod-end bearings, demand decreased from the aerospace industry, which is our leading market segment, after last year's terrorist attacks in the United States. This put us in a difficult situation throughout the interim term. As a result, compared with the previous interim term, net sales and operating income fell 1,886 million yen (-3.0%) and 3,401 million yen (-27.1%), respectively, to 60,309 million yen and 9,163 million yen.

Electronic devices business

Our core products in this business category are: precision small motors, such as HDD spindle motors, fan motors and stepping motors; PC keyboards; speakers; magnetic optical disk drives; switching power supplies; and measuring instruments.

Demand saw sluggish growth from the information and telecommunications equipment industry, which is our key customer base, while price competition became even more intensified. Under these circumstances, although sales of

stepping motors remained sluggish, sales of fan motors expanded and the business of PC keyboards was also firm. Regarding HDD spindle motors, sales for the first quarter of the year grew favorably, while those for the second quarter fell temporarily, mainly due to low demand. However, overall second-half sales increased considerably. As a result, compared with the previous interim term, net sales and operating income rose 2,962 million yen (4.0%) and 1,087 million yen, respectively, to 76,940 million yen and 1,013 million yen.

2.The Performance by Geographical Segment is as follows:

Japan

In Japan, many of our customers were shifting production to their overseas subsidiaries to cope with the current tough deflation. In addition, demand was weak from the information and telecommunications equipment industry. As a result, compared with the previous interim term, net sales fell 6,052 million yen (-13.6%), to 38,332 million yen. However, operating income rose 703 million yen (156.9%) year on year, to 1,151 million yen, primarily due to falls in the import prices of products from our overseas subsidiaries.

Asia

For Japanese, European and American manufacturers of personal computers and household electrical appliances, Asia is an important region as their manufacturing bases. Although we were adversely affected by a slow recovery of demand for information and telecommunications equipment in Japan, Europe and the United States, sales in the region were firm, mainly owing to progress in the transfer of production to this region by Japanese customers. On the other hand, however, price cutting became intensified as production was expanding in this region. As a result, compared with the previous interim term, net sales rose 7,785 million yen (17.6%), to 51,991 million yen, while operating income fell 2,399 million yen (-25.0%), to 7,184 million yen.

North and South America

In North and South America, sales of electronic devices and components, such as PC keyboards, speakers and fan motors, remained firm. On the other hand, however, demand for rod-end bearings and other products declined from the aerospace industry—our leading market segment—after last year's terrorists attacks in the United States. This placed us in a difficult situation throughout the interim term. As a result, compared with the previous interim term, net sales and operating income fell 1,045 million yen (-3.3%) and 399 million yen (-32.2%), respectively, to 30,227 million yen and 839 million yen.

Europe

In Europe, sales of ball bearings, rod-end bearings and other products were firm amid a stronger decelerating trend in its economy, while sales of electronic devices and components saw sluggish growth. As a result, net sales and operating income fell 321 million yen (-1.9%) and 224 million yen (-18.3%) year on year, respectively, to 16,697 million yen and 1,001 million yen.

(b) Outlook For The Current Fiscal Year

1.The Outlook by Industry Segment for the current fiscal year is as follows:

Regarding the consolidated full accounting period, we expect that Japan's economy will continue to stagnate for some time, mainly due to deteriorated employment and income, as well as to weak personal consumption, although the export environment has turned around with the completion of IT-related stock cutbacks.

In overseas economies, the inventory correction by IT-related industries has almost run its course, but uncertainty is increasing with the collapse in stock prices, possible recurrence of terrorist attacks and concerns about the Middle East situation.

Machined components business

In the business of rod-end bearings, demand has been declining from the aerospace industry—our mainstay customer base—since last year's terrorist attacks in the United States. We expect that this will place us in a difficult situation for the time being. Furthermore, in the area of ball bearings and related products—our mainstay products, weak demand from the information and telecommunications equipment industry appears to have bottomed out, but we expect that the situation will continue to be severe. We will strive to further reduce the manufacturing costs of ball bearings and related products. In addition, we will also endeavor to enhance their quality and to improve their sales efficiency. By doing so, we will make efforts to enhance business results.

Electronic devices business.

Although the inventory correction by the information and telecommunications equipment industry—the core market segment of our electronic devices and components business—has run its course, business conditions have remained tough. We will strive to further expand sales of fan motors, PC keyboards and HDD spindle motors, the businesses of which are good, and to take cost-reduction measures for other core products. In addition, we will make efforts to develop higher value-added products and low-end products and to place them on the market. By

doing so, we will endeavor to enhance business results.

2.The outlook by Geographical Segment for the current fiscal year is as follows:

Japan

We expect that, on the back of low demand and growing price competition, many of our customers will continue to shift production from their plants in Japan to Asia, and that this will put us in a tougher sales situation. We will endeavor to achieve the efficiency of management from manufacturing to sales and to strengthen close cooperation among sales, manufacturing and engineering in various parts of Japan. By doing so, we will strive to enhance performance.

Asia

There is an extensive market in Asia, in which our key manufacturing bases exist. Taking advantage of this strength, we aim to respond speedily to the transfer of production to Asia from Europe, the United States and Japan by our principal customers. By doing so, we will make efforts to enhance performance.

North and South America

We expect that demand from the aerospace industry—our major customer bases—will continue to stagnate for some time, primarily due to declines in the number of air travelers caused by the terrorist attacks in the United States.

Europe

By consolidating our R&D centers in Europe and responding quickly to market needs, we will strive to expand sales of bearings and other core products.

(2) Financial Position

Minebea Group has set forth "Strengthen Corporate Financial Nature" marked as a principal management policy.

In practice, our hard efforts have produced an effective squeeze on our total assets, restrained our capital investments, and diminished our borrowings, among others.

The balance of cash and cash equivalents in this interim term totaled 11,634 million yen, 2,318 (-16.6%)million yen lower that at the end of the previous term.

Anyhow, the status of our cash flows resulted from various business activities over the year and the relative factors can be outlined as follows.

The improvements strongly attained in our business performances led our cash flows from our operating activities to an income of 14,583 million. This result accounts for a decrease by 3,072 million (-17.4%) from a year ago.

As 8,019 million was paid for capital investments and others, the cash flows from our investing activities resulted in an expenditure of 7,846 million that decreased by 4,749 million (-37.7%) from a year earlier.

Repayment of short-term loans payable and long term loans payable amounting to 5,907 million yen resulted in a net cash outflow of 8,713 million yen from financing activities that increased by 7,674 (738.6%)million from a year earlier..

4. Interim Consolidated Financial Statements and Notes

(1) Interim Consolidated Balance Sheets

	As of September 30,2002		As of September 30,2001		Increase or (decrease) (2002– 2001)		As of March 31,2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
ASSETS								
Current assets	127,497	38.9	135,282	40.0	(7,784)	(5.8)	131,548	37.6
Cash and cash equivalents	11,634		15,748		(4,113)		13,952	
Notes and accounts receivable	54,109		48,851		5,258		51,281	
Inventories	44,503		51,174		(6,671)		49,887	
Deferred tax assets	6,818		7,482		(664)		6,521	
Others	10,963		12,506		(1,543)		10,406	
Allowance for doubtful receivables	(531)		(481)		(49)		(501)	
Fixed assets	200,586	61.1	202,643	60.0	(2,057)	(1.0)	218,471	62.4
Tangible fixed assets	168,702		165,988		2,714		183,437	
Building and structure	98,052		91,779		6,273		102,510	
Machinery and transportation equipment	191,125		188,012		3,112		207,760	
Tools, furniture and fixtures	47,480		47,293		186		49,725	
Land	16,786		16,326		459		17,410	
Construction in progress	888		3,480		(2,592)		1,351	
Accumulated depreciation	(185,629)		(180,903)		(4,725)		(195,321)	
Intangible fixed assets	14,507		15,444		(937)		15,504	
Consolidation adjustments	13,541		14,537		(995)		14,594	
Others	965		907		58		909	
Investment and other assets	17,375		21,209		(3,834)		19,528	
Investment in securities	6,525		7,175		(650)		5,730	
Long-term loans receivable	232		132		100		268	
Deferred tax assets	8,341		11,495		(3,153)		11,143	
Others	2,490		2,638		(147)		2,609	
Allowance for doubtful receivables	(215)		(231)		16		(223)	
Deferred assets	22	0.0	107	0.0	(84)	(79.2)	17	0.0
Total assets	328,106	100.0	338,032	100.0	(9,926)	(2.9)	350,037	100.0

		September 2002	September 2001	March 2001
(Note)	1.Treasury stock	25,413 shares	106 shares	8,574 shares
	2.Parent company stock held by its subsidiaries.	–	6,000 shares	–

	As of September 30,2002		As of September 30,2001		Increase or (decrease) 2002-2001		As of March 31,2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
LIABILITIES								
Current liabilities	144,523	44.1	116,432	34.5	28,090	24.1	156,908	44.8
Notes and accounts payable	22,291		25,142		(2,851)		26,115	
Short-term loans payable	55,272		62,684		(7,412)		61,618	
Current portion of long-term loans payable	27,994		2,443		25,550		28,019	
Current portion of convertible bonds	13,823		–		13,823		13,823	
Accrued income taxes	3,507		4,155		(648)		4,162	
Accrued bonuses	4,807		4,795		12		3,524	
Allowance for loss on the liquidation of the automotive wheel business	–		1,732		(1,732)		–	
Others	16,827		15,478		1,349		19,645	
Long-term liabilities	77,752	23.7	121,696	36.0	(43,943)	(36.1)	80,301	23.0
Bonds	35,000		35,000		–		35,000	
Convertible bonds	27,080		40,903		(13,823)		27,080	
Bond with warrant	4,000		4,000		–		4,000	
Long-term loans payable	11,142		40,172		(29,030)		13,132	
Allowance for retirement benefit	223		261		(37)		208	
Others	307		1,359		(1,052)		880	
Total liabilities	222,276	67.8	238,128	70.5	(15,852)	(6.7)	237,209	67.8
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	107	0.0	116	0.0	(8)	(7.3)	95	0.0
SHAREHOLDERS' EQUITY								
Common stock	68,258	20.8	68,258	20.2	–	–	68,258	19.5
Additional paid-in capital	94,756	28.9	94,756	28.0	–	–	94,756	27.1
Retained earnings	7,317	2.2	6,676	2.0	640	9.6	4,774	1.3
Difference on revaluation of other marketable securities	(1,284)	(0.4)	(1,451)	(0.4)	167	(11.5)	(1,718)	(0.5)
Foreign currency translation adjustments	(63,308)	(19.3)	(68,449)	(20.3)	5,140	(7.5)	(53,333)	(15.2)
	105,739	32.2	99,791	29.5	5,948	6.0	112,738	32.2
Treasury stock	(18)	(0.0)	(0)	(0.0)	(18)	–	(6)	(0.0)
Parent company stock held by its subsidiaries	–	–	(3)	(0.0)	3	–	–	–
Total shareholders' equity	105,721	32.2	99,787	29.5	5,934	5.9	112,731	32.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	328,106	100.0	338,032	100.0	(9,926)	(2.9)	350,037	100.0

(Note) In line with the revised rules and regulations concerning consolidated financial statements and interim consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years.

(2) Interim Consolidated Statements of Income

	Half year ended Sept. 30,2002		Half year ended Sept. 30,2001		Increase or (decrease) 2002-2001		Full year ended March 31,2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
Net sales	137,249	100.0	136,882	100.0	367	0.3	279,344	100.0
Cost of sales	102,511	74.7	98,935	72.3	3,576	3.6	206,060	73.8
Gross profit	34,737	25.3	37,946	27.7	(3,208)	(8.5)	73,283	26.2
Selling, general and Administrative expenses	24,561	17.9	25,449	18.6	(888)	(3.5)	51,311	18.3
Operating income	10,176	7.4	12,496	9.1	(2,320)	(18.6)	21,972	7.9
Other income	713	0.5	934	0.6	(221)	(23.7)	1,801	0.6
Interest income	81		140		(58)		586	
Dividends income	47		42		5		43	
Equity income of affiliates	2		–		2		–	
Foreign currency exchange gain	97		–		97		–	
Others	484		751		(267)		1,171	
Other Expenses	3,222	2.3	4,479	3.2	(1,257)	(28.1)	7,778	2.8
Interest expenses	2,520		2,930		(409)		5,673	
Equity loss of affiliates	–		32		(32)		21	
Foreign currency exchange loss	–		837		(837)		827	
Others	701		678		22		1,256	
Ordinary income	7,667	5.6	8,952	6.5	(1,284)	(14.4)	15,995	5.7
Extraordinary income	21	0.0	1,522	1.1	(1,501)	(98.6)	1,727	0.6
Gain from discharge of debts	–		714		(714)		714	
Gain on sales of fixed assets	21		164		(143)		247	
Reversal of allowance for doubtful receivables	–		231		(231)		269	
Reversal of allowance for loss on the liquidation of the automotive wheel business	–		413		(413)		496	
Extraordinary loss	871	0.6	2,434	1.8	(1,563)	(64.2)	4,773	1.7
Loss on disposal of inventories	–		842		(842)		1,125	
Loss on sales of fixed assets	30		52		(21)		225	
Loss on disposal of fixed assets	335		100		235		386	
Loss on sales of investment securities	–		–		–		6	
Loss on revaluation of investments Securities	27		713		(686)		1,466	
Loss on liquidation of affiliates	164		411		(246)		937	
Retirement benefit expense	313		313		–		626	
Income before income taxes	6,817	5.0	8,040	5.8	(1,223)	(15.2)	12,948	4.6
Income taxes								
Current (including enterprise tax)	2,322		2,483		(161)		4,918	
Adjustment of income taxes	1,934		1,162		772		2,711	
Total income taxes	4,256	3.1	3,645	2.6	611	16.8	7,629	2.7
Minority interest in earnings of consolidated subsidiaries	16	0.0	10	0.0	6	64.6	20	0.0
Net income	2,543	1.9	4,384	3.2	(1,840)	(42.0)	5,298	1.9

(Note) In line with the revised rules and regulations concerning consolidated financial statements and interim consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years.

(3) Consolidated Statements of Retained Earnings

	Half year ended Sept. 30,2002	Half year ended Sept. 30,2001	Increase or (decrease) 2002-2001	Full year ended March 31,2002
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS				
Additional paid-in capital at beginning of interim period(full year)...........	94,756	94,756	-	94,756
Increase of additional paid in capital...	-	-	-	-
Decrease of additional paid in capital...	-	-	-	-
Additional paid in capital at end of interim period(full year)...............	94,756	94,756	-	94,756
RETAINED EATNINGS				
Retained earnings at beginning of interim period(full year).................	4,774	2,533	2,240	2,533
Retained earnings at beginning of interim period(full year)..............	4,774	3,303	1,470	3,303
Prior year tax effect adjustment in consolidated overseas subsidiaries..	-	(770)	770	(770)
Increase of retained earnings	2,543	4,384	(1,840)	5,342
Net income.................................	2,543	4,384	(1,840)	5,298
Increase of Retained eatnings for decrease of consolidated subsidiaries	-	-	-	43
Decrease of Retained earnings	-	240	(240)	3,100
Decrease of retained earnings for decrease of consolidated subsidiaries......	-	240	(240)	240
Cash dividends................................	-	-	-	2,794
Bonus to directors and corporate auditors......	-	-	-	66
Retained earnings at end of interim period(full year)...........................	7,317	6,676	640	4,774

(Note) In line with the revised rules and regulations concerning consolidated financial statements and interim consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years.

(4) Consolidated Statements of Cash Flows (Amount: millions of yen)

	Half year ended September 30,2002	Half year ended September 30,2001	Increase or (decrease) 2002-2001	Year ended March 31,2002
1.Cash Flows from Operating Activities:				
Income before income taxes	6,817	8,040	(1,223)	12,948
Depreciation	11,450	11,616	(165)	24,385
Amortization of consolidation adjustments	596	593	2	1,192
Equity loss (income) of affiliates	(2)	32	(35)	21
Interest income and dividends received	(129)	(183)	53	(630)
Interest expenses	2,520	2,930	(409)	5,673
Gain from discharge of debts	–	(714)	714	(714)
(Income) loss on sales of fixed assets	9	(111)	121	(21)
Loss on disposal of fixed assets	335	100	235	386
(Gain) loss on sales of investments securities	–	(3)	3	6
Loss on liquidation of affiliates	164	411	(246)	937
Loss on revaluation of investments securities	27	713	(686)	1,466
Decrease (increase) in notes and accounts receivable	(3,931)	6,222	(10,154)	5,691
Decrease in inventories	3,019	539	2,480	5,711
(Decrease) in notes and accounts payable	(3,408)	(3,817)	408	(4,660)
Increase (decrease) of allowance for doubtful receivables	68	(317)	386	(383)
Increase in accrued bonuses	1,390	1,337	53	5
Decrease of allowance for the liquidation of the automotive wheel business	–	(1,030)	1,030	(2,762)
Increase (decrease) in retirement allowance	14	23	(8)	(32)
Payment of bonus to directors and corporate auditors	(66)	(122)	55	(122)
Others	733	(3,815)	4,548	(6,094)
Sub-total	19,610	22,447	(2,836)	43,004
Receipt of interest and dividends	102	182	(80)	598
Payment of interest	(2,674)	(2,734)	59	(4,596)
Payment of income taxes	(2,454)	(2,239)	(215)	(4,988)
Net cash provided by operating activities	14,583	17,656	(3,072)	34,017
2.Cash Flows from Investing Activities:				
Expenditure for purchase of property, plant and equipment	(8,019)	(13,191)	5,172	(26,245)
Proceeds from sales of property, plant and equipment	153	452	(298)	1,409
Purchase of investment in securities	(60)	(1)	(59)	(1)
Proceeds from sales of investment in securities	–	20	(20)	285
Payments for purchase of investment in subsidiaries with a change of the scope of consolidation	–	(53)	53	(53)
Proceeds from sales of subsidiaries with a change of the scope of consolidation	–	–	–	0
Long term loans receivables	(136)	(175)	38	(540)
Recovery of long term loans receivables	172	290	(118)	521
Others	44	61	(17)	278
Net cash used in investing activities	(7,846)	(12,596)	4,749	(24,346)
3.Cash Flows from Financing Activities:				
Increase (decrease) in short-term loans payable	(4,569)	819	(5,388)	(3,354)
Long term loans payable	–	500	(500)	513
Repayment of long term loans payable	(1,338)	(167)	(1,171)	(2,485)
Purchase of treasury stock	(11)	0	(12)	(1)
Dividends paid	(2,794)	(2,794)	0	(2,794)
Dividends paid to minority shareholders	–	(13)	13	(31)
Others	–	615	(615)	(163)
Net cash used in financing activities	(8,713)	(1,039)	(7,674)	(8,317)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	(340)	(202)	(137)	669
5.Net increase(decrease) in cash and cash equivalents	(2,317)	3,817	(6,135)	2,022
6.Cash and Cash Equivalents at Beginning of Year	13,952	11,930	2,022	11,930
7.Cash and Cash Equivalents at End of Half Year (Year-End)	11,634	15,748	(4,113)	13,952

(5) Basis of presenting interim consolidated financial statements

1. Scope of consolidation and application of equity method
Number of consolidated companies............47 companies
Included are NMB Singapore Ltd., NMB (USA) Inc., NMB Thai Ltd., Minebea Electronics (Thailand) Co., Ltd.

Number of affiliated companies...................2 companies
of which, equity method is applied to 2 companies including Shonan Seiki Co., Ltd., Kanto Seiko Co., Ltd..

2. Scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries

Anew:	Establishment	(1 company)	Minebea Aviation Co., Ltd.
Exclusion:	Liquidation	(1 company)	Minebea Investment (PTE.) Ltd.
	Merger	(1 company)	NMB Taimei Co., Ltd.

(b) Changes of the companies subject to equity method

Anew: None
Exclusion: None

3. Closing date of consolidated subsidiaries
Consolidated subsidiaries whose interim closing dates are different from that of the Company adjusted their interim financial statements to the Company's closing date.

4. Accounting policies
(a) Valuation basis and method of significant assets
1. Inventories
The Company and consolidated domestic subsidiaries state primarily at the moving average cost.
Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.
2.Other marketable securities
Securities with Market Value
The Company adopted the market value method based on market prices and other conditions at the end of the interim term. Also, the Company accounted for all valuation differences based on the direct capitalization method and the sales costs are calculated by the moving average method.
Securities without Market Value
Non listed securities are stated at cost determined by the moving average method.

(b) Method of significant Depreciation
1. Tangible fixed assets
The Company and consolidated domestic subsidiaries adopt the declining balance method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law. The depreciation method of depreciable assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has changed to a method by which those assets are equally depreciated in lump sum for three years.
Consolidated overseas subsidiaries mainly adopt the straight-line method.
2. Intangible fixed assets
The Company and consolidated domestic subsidiaries mainly adopt the straight-line method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).
Consolidated overseas subsidiaries mainly adopt the straight-line method.

(c) Valuation basis of significant allowances
1. Allowance for retirement benefit
Regarding the Company and its consolidated Japanese subsidiaries, the Company stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits, based on estimated retirement benefit debts and pension assets at the end of the term.
Regarding the difference of 3,134 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.
Over the five to fifteen years within the average remaining length of employees' service, the Company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.
Regarding the Company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits.

2. Allowance for doubtful receivables

The Company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

3. Accrued bonuses

The Company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees , accrued bonuses are shown based on the anticipated amounts of payment in the current term. Consolidated overseas subsidiaries make the record on accrual basis.

(d) Translation of foreign currency assets and liabilities in interim financial statements of the company and consolidated subsidiaries

The Company and consolidated domestic subsidiaries translate them into yen at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

Financial items of assets and liabilities of consolidated overseas subsidiaries are translated into yen at the rates of exchange prevailing at the date of the interim period balance sheet, while income and expenses are translated into yen at the average rate of exchange during the fiscal period. The resulting exchange losses and gains are included in Minority Interests and foreign currency translation adjustments in Shareholders' Equity.

(e) Accounting Method of Significant Lease Transactions

In accordance with the accounting method in reference to ordinary rental transactions, the Company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The Company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting Method of Significant Hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods. Under the guidance of the Company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

(g) Accounting Method of Consumption Tax and Other

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

5. Range of cash in Cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(6) NOTES

(a)Segment Information

(1) By industry segments

(Amount: millions of yen)

	FY2003 (Interim)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income Total sales					
(1) Sales to customers	60,309	76,940	137,249	–	137,249
(2) Sales to other segment	5,277	–	5,277	(5,277)	–
Total	65,587	76,940	142,527	(5,277)	137,249
Operating expense	56,424	75,926	132,350	(5,277)	127,073
Operating income	9,163	1,013	10,176	–	10,176
2. Assets, depreciation and capital expenditure					
Assets	185,308	208,940	394,248	(66,142)	328,106
Depreciation	5,488	5,962	11,450	–	11,450
Capital expenditure	1,987	6,191	8,179	–	8,179

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business.............................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Having sold our holdings in Actus Corporation, a furniture and interior décor product sales subsidiary, in fiscal year 2001, we have withdrawn from the consumer business and others, and thus will not report sales or earnings in this industry category in the current term or thereafter.

(Amount: millions of yen)

	FY2002 (Interim)					
	Machined components business	Electronic devices and components business	Consumer business and others	Sub-total	Elimination	Total
1. Total sales and operating income Total sales						
(1) Sales to customers	62,195	73,978	709	136,882	–	136,882
(2) Sales to other segment	3,910	–	–	3,910	(3,910)	–
Total	66,105	73,978	709	140,792	(3,910)	136,882
Operating expense	53,541	74,052	703	128,296	(3,910)	124,385
Operating income	12,564	(74)	6	12,496	–	12,496
2. Assets, depreciation and capital expenditure						
Assets	171,868	265,838	3,572	441,278	(103,246)	338,032
Depreciation	4,676	6,958	2	11,637	–	11,637
Capital expenditure	3,978	9,303	3	13,285	–	13,285

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Wheels, Defense-related special parts, etc.

(b) Electronic devices and components business.............................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Consumer business and others...................Furniture and interior, etc.

(Amount: millions of yen)

	FY2002 (Annual)					
	Machined components business	Electronic devices and components business	Consumer business and others	Sub-total	Elimination	Total
1. Total sales and operating income						
Total sales						
(1) Sales to customers	122,025	156,303	1,016	279,344	–	279,344
(2) Sales to other segment	8,336	–	–	8,336	(8,336)	–
Total	130,361	156,303	1,016	287,679	(8,336)	279,344
Operating expense	108,225	156,466	1,016	265,707	(8,336)	257,371
Operating income	22,135	(162)	(0)	21,972	–	21,972
2. Assets, depreciation and capital expenditure						
Assets	205,919	231,806	745	438,472	(88,434)	350,037
Depreciation	9,489	14,891	5	24,385	–	24,385
Capital expenditure	7,963	18,485	5	26,453	–	26,453

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Wheels, Defense-related special parts, etc.

(b) Electronic devices and components business.............................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Consumer business and others....................Furniture and interior, etc.

(2) By geographical segments

(Amount: millions of yen)

	FY2003 (Interim)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	38,332	51,991	30,227	16,697	137,249	–	137,249
(2) Sales to other segment	56,054	52,824	1,123	2,380	112,383	(112,383)	–
Total	94,386	104,816	31,351	19,078	249,632	(112,383)	137,249
Operating expense	93,235	97,632	30,511	18,076	239,456	(112,383)	127,073
Operating income	1,151	7,184	839	1,001	10,176	–	10,176
2. Assets	171,286	200,602	36,239	25,861	433,989	(105,883)	328,106

(Amount: millions of yen)

	FY2002 (Interim)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	44,384	44,206	31,272	17,018	136,882	–	136,882
(2) Sales to other segment	44,411	55,379	1,447	3,256	104,494	(104,494)	–
Total	88,795	99,585	32,720	20,274	241,376	(104,494)	136,882
Operating expense	88,347	90,002	31,482	19,048	228,879	(104,494)	124,385
Operating income	448	9,583	1,238	1,225	12,496	–	12,496
2. Assets	203,817	178,850	33,554	25,056	441,278	(103,245)	338,032

(Amount: millions of yen)

	FY2002 (Annual)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	83,704	95,883	63,569	36,186	279,344	–	279,344
(2) Sales to other segment	92,865	107,444	3,508	4,548	208,366	(208,366)	–
Total	176,569	203,327	67,077	40,735	487,710	(208,366)	279,344
Operating expense	175,802	185,941	65,109	38,885	465,738	(208,366)	257,371
Operating income	767	17,386	1,968	1,850	21,972	–	21,972
2. Assets	195,304	201,541	38,088	25,194	460,129	(110,091)	350,037

(Notes)1. Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe...United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Amount: millions of yen)

	FY2003(Interim)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	51,596	29,376	17,426	98,399
2. Total sales				137,249
3. Overseas sales on total sales	% 37.6	% 21.4	% 12.7	% 71.7

(Amount: millions of yen)

	FY2002 (Interim)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	44,583	29,704	18,484	92,771
2. Total sales				136,882
3. Overseas sales on total sales	% 32.6	% 21.7	% 13.5	% 67.8

(Amount: millions of yen)

	FY2002 (Annual)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	96,758	60,733	38,832	196,323
2. Total sales				279,344
3. Overseas sales on total sales	% 34.6	% 21.7	% 13.9	% 70.3

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(b)Relating to lease transactions

	Millions of yen								
	Half year ended Sep.30,2002			Half year ended Sep.30,2001			Full year ended March 31,2002		
(1)Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of interim (year-end) closing balance:	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Machinery and transportation equipment	1,396	658	738	2,388	1,493	895	1,633	814	818
Tools, furniture and fixtures	3,268	1,677	1,591	3,710	2,088	1,622	3,707	2,006	1,700
Total	4,665	2,335	2,329	6,098	3,581	2,517	5,340	2,821	2,519

Because of a low ratio of the interim(year-end) closing balance of unexpired lease expenses to a total amount of the interim(year-end) closing balance of tangible fixed assets plus the interim(year-end) closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of interim(year-end) closing balance of unexpired lease expenses:

	Half year ended Sep.30,2002	Half year ended Sep.30,2001	Full year ended March 31,2002
within-1-year	1,069	1,150	1,106
over 1-year	1,260	1,366	1,412
Total	2,329	2,517	2,519

Because of a low ratio of the interim(year-end) closing balance of unexpired lease expenses to a total amount of the interim(year-end) closing balance of tangible fixed assets plus the interim(year-end) closing balance of unexpired lease expense, equivalent of interim(year-end) closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

	Half year ended Sep.30,2002	Half year ended Sep.30,2001	Full year ended March 31,2002
Amount of lease expenses	633	730	1,453
Equivalent of depreciation expenses	633	730	1,453

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(c) Marketable securities

1. Other marketable securities (Amount: millions of yen)

Classification	FY2003(Interim)			FY2002(Interim)			FY2002(Annual)		
	Book Value	Market price	Gain or (Loss)	Book value	Market price	Gain or (Loss)	Book value	Market price	Gain or (Loss)
Other Marketable Securities with Market Value									
Stock	7,322	5,181	(2,140)	8,248	5,828	(2,419)	7,260	4,397	(2,863)
Total	7,322	5,181	(2,140)	8,248	5,828	(2,419)	7,260	4,397	(2,863)

(Note) In the previous interim term, the Company recorded an investment securities valuation loss of 713 million yen due to an impairment of stocks with market values included in other marketable securities.

2. Main securities without market value (Amount: millions of yen)

Classification	FY2003(Interim)	FY2002(Interim)	FY2002(Annual)
Stock	1,135	1,347	1,333
Total	1,135	1,347	1,333

(Note) Other marketable securities: Non-listed stock (Except for stock at over the counter)

(d) Contract amounts etc., current prices, and unrealized profits or losses of derivatives

Exchange contract (Amount: millions of yen)

Classification	FY2003(Interim)				FY2002(Interim)				FY2002(Annual)			
	Contract amount		Current price	Revaluation profit or (loss)	Contract amount		Current price	Revaluation profit or (loss)	Contract amount		Current price	Revaluation profit or (loss)
		Over 1-year				Over 1-year				Over 1-year		
Non-market transaction												
Exchange Contract Transaction												
Selling Order												
US dollar	728	-	728	-	285	-	285	-	-	-	-	-
Japanese YEN	250	-	250	-	140	-	140	-	-	-	-	-
Euro	11	-	11	-	27	-	27	-	-	-	-	-
Buying Order											-	-
Japanese YEN	45	-	45	-	29	-	29	-	-	-	-	-
Total	1,036	-'	1,036	-	482	-	482	-	-		-	-

(Notes) 1.Calculation method for current market price

Exchange Contract Transactions............These transactions have been made based on the forward exchange rates.

2.We excluded the items that are applied hedge account from this financial year's report.

3. For derivative transactions expected to be made in October 2002, exchange contracts were made at the end of the current term in Japan.

4.For derivative transactions expected to be made in October 2001 and October 2002, exchange contracts were made at the end of the current term in Singapore.

(7) Amounts of production, orders received, sales

1. Production

Industry segments	Product amount (millions of yen)	Change Y / Y (%)
Machined components business	59,771	89.1
Electronic devices and components business	77,668	102.3
Total	137,439	96.1

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two industry segments and do not include consumption taxes.

2. Orders received

Industry segments	Orders received (millions of yen)	Change Y / Y (%)	Order backlog (millions of yen)	Change Y / Y (%)
Machined components business	58,472	105.7	32,451	87.6
Electronic devices and components business	76,329	103.8	22,873	108.5
Total	134,801	103.8	55,324	94.4

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two industry segments and do not include consumption taxes.

3. Sales

Industry segments	Sales amount (millions of yen)	Change Y / Y (%)
Machined components business	60,309	97.0
Electronic devices and components business	76,940	104.0
Total	137,249	100.3

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two industry segments and do not include consumption taxes.

BRIEF REPORT OF NON-CONSOLIDATED INTERIM FINANCIAL RESULTS
(Half year ended September 30, 2002)

November 14, 2002

Registered Company Name: MINEBEA CO., LTD.
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken
Code No: 6479
(URL http://www.minebea.co.jp)
Representative : Tsugio Yamamoto Representative Director -President
Contact: Sadahiko Oki Director-Accounting
Tel. (03)5434-8611
Board of Directors' Meeting for Non-consolidated interim Financial Results held on : November 14, 2002
Interim Dividend Plan: None
Unit Share Method: Yes (1 unit = 1,000 shares)

1. Business performance (April 1,2002 through September 30,2002)

(1) Results of Operations (Amounts less than one million yen are omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2003 Interim	83,402	(6.9)	2,775	121.6	4,828	45.1
FY2002 Interim	89,558	(10.0)	1,252	(82.1)	3,327	(44.7)
FY2002 Annual	175,218		1,848		10,033	

	Net income (millions of yen)	% Change	Net income per share (yen)
FY2003 Interim	2,122	32.7	5.32
FY2002 Interim	1,600	(46.5)	4.01
FY2002 Annual	4,351		10.90

(Notes) 1. Weighted average number of shares outstanding during the respective years: 399,150,108 shares at September 30, 2002
399,167,695 shares at September 30, 2001
399,165,043 shares at March 31, 2002

2. Changes in accounting method: None

3. The percentages of net sales, operating income, ordinary income and net income show variance against previous interim period.

(2) Dividends

	Interim dividends per share (yen)	Annual dividends per share (yen)
FY2003 Interim	–	–
FY2002 Interim	–	–
FY2002 Annual	–	7.00

(Note) Detail of current interim dividends
Not applicable.

(3) Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2003 Interim	371,735	180,906	48.7	453.24
FY2002 Interim	374,710	178,744	47.7	447.79
FY2002 Annual	376,880	181,222	48.1	454.01

(Notes) 1. Number of shares outstanding at end of term: 399,142,282 shares at September 30, 2002
399,167,589 shares at September 30, 2001
399,159,121 shares at March 31, 2002

2. Number of treasury stock at end of term: 25,413 shares at September 30, 2002
106 shares at September 30, 2001
8,574 shares at March 31, 2002

2. Prospect for current fiscal year (April 1, 2002 through March 31, 2003)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Dividends per share	
				Year-end(yen)	Annual(yen)
Annual	165,000	10,500	5,100	7.00	7.00

(Reference) Projected net income per share(Annual): 12.78 yen

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page six and seven of the documents attached hereunder.

Non-Consolidated Interim Financial Statements and Notes

1. Non-Consolidated Interim Balance Sheets

	As of Sept. 30, 2002		As of Sept. 30,2001		Increase or (decrease) (2002-2001)		As of March 31,2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
ASSETS								
Current assets	133,885	36.0	140,779	37.6	(6,894)	(4.9)	136,349	36.2
Cash and cash equivalents	6,280		7,353		(1,072)		4,421	
Notes receivable	2,648		3,260		(612)		1,952	
Accounts receivable	40,674		45,051		(4,376)		41,533	
Inventories	10,779		12,857		(2,077)		11,377	
Short-term loans receivable from affiliates	60,949		57,725		3,223		64,632	
Deferred tax assets	4,151		4,601		(450)		3,641	
Others	8,520		10,188		(1,667)		9,024	
Allowance for doubtful receivable	(118)		(256)		138		(233)	
Fixed assets	237,841	64.0	233,904	62.4	3,936	1.7	240,513	63.8
Tangible fixed assets	32,854		34,661		(1,806)		33,435	
Intangible fixed assets	887		860		26		844	
Investments and other assets	204,098		198,382		5,715		206,233	
Investments in securities	6,269		6,920		(650)		5,488	
Investments securities in affiliates.	156,246		149,479		6,767		156,813	
Investments in partnerships with affiliates	27,608		25,069		2,539		27,608	
Long-term loans receivable from affiliates	7,700		6,952		748		7,425	
Deferred tax assets	8,240		11,333		(3,093)		10,862	
Others	1,733		2,027		(294)		1,738	
Allowance for doubtful receivable	(3,701)		(3,400)		(301)		(3,705)	
Deferred assets	8	0.0	26	0.0	(17)	(66.7)	17	0.0
Total Assets	371,735	100.0	374,710	100.0	(2,975)	(0.8)	376,880	100.0

(Notes)

	Millions of yen		
	Sept. 30 2002	Sept. 30 2001	March 31 2002
1. Accumulated depreciation of tangible fixed assets	47,967	54,350	47,175
2. Guaranteed liabilities	29,193	47,974	47,076
3. Issuance of common stock upon conversion of convertible bonds	-	-	-
Increase on conversion of convertible bonds	-	-	-
Transferred to common stock	-	-	-
4. Issuance of common stock upon conversion of bond with warrants	-	-	-
Increase of shares on conversion of bond with warrants	-	-	-
Transferred to common stock	-	-	-

	As of Sept. 30, 2002 Millions of yen	% Comp.	As of Sept. 30,2001 Millions of yen	% Comp.	Increase or (decrease) (2002-2001) Millions of yen	%	As of March 31,2002 Millions of yen	% Comp.
LIABILITIES								
Current liabilities	119,204	32.0	82,783	22.1	36,421	44.0	124,025	32.9
Notes payable	3,362		4,641		(1,279)		3,986	
Accounts payable	28,052		28,151		(99)		28,820	
Short-term loans payable	38,001		37,009		992		39,875	
Current portion of long-term loans payable.	27,700		1,326		26,373		27,700	
Current portion of convertible bonds	13,823		-		13,823		13,823	
Accrued income taxes	45		23		21		65	
Accrued bonuses	2,116		2,284		(168)		2,090	
Allowance for loss on the liquidation of the automotive wheel business	-		1,732		(1,732)		-	
Others	6,104		7,614		(1,510)		7,664	
Long-term liabilities	71,623	19.3	113,183	30.2	(41,559)	(36.7)	71,632	19.0
Bonds	35,000		35,000		-		35,000	
Convertible bonds	27,080		40,903		(13,823)		27,080	
Bond with warrant	4,000		4,000		-		4,000	
Long-term loans payable	5,500		33,200		(27,700)		5,500	
Allowance for retirement benefits	43		80		(36)		52	
Total Liabilities	190,828	51.3	195,966	52.3	(5,137)	(2.6)	195,657	51.9
SHAREHOLDERS' EQUITY								
Common stock	68,258	18.4	68,258	18.2	-	-	68,258	18.1
Additional paid-in capital	94,756	25.5	94,756	25.3	-	-	94,756	25.1
Capital reserve	94,756		94,756		-		94,756	
Retained earnings	19,194	5.2	17,180	4.6	2,013	11.7	19,932	5.3
Earned surplus	2,085		2,085		-		2,085	
Voluntary reserve	11,500		10,000		1,500		10,000	
Unappropriated retained earnings	5,609		5,095		513		7,847	
Difference on revaluation of other marketable securities	(1,285)	(0.4)	(1,451)	(0.4)	166	11.5	(1,718)	(0.4)
	180,924	48.7	178,744	47.7	2,180	1.2	181,229	48.1
Treasury stock	(18)	(0.0)	(0)	(0.0)	(18)	-	(6)	(0.0)
Total Shareholders' Equity	180,906	48.7	178,744	47.7	2,162	1.2	181,222	48.1
Total Liabilities and Shareholders' Equity	371,735	100.0	374,710	100.0	(2,975)	(0.8)	376,880	100.0

(Note) In accordance with the revised rules concerning financial statements, financial items under Assets in Condensed Balance Sheet at the end of the interim period and at the end of the previous term are reclassified for easy comparison with fiscal years before the previous year.

2. Non-Consolidated Interim Statements of Income

	Half year ended Sept. 30, 2002		Half year ended Sept. 30, 2001		Increase or (decrease) (2002-2001)		Full year ended March 31,2002	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	83,402	100.0	89,558	100.0	(6,155)	(6.9)	175,218	100.0
Cost of sales	70,426	84.4	76,934	85.9	(6,508)	(8.5)	150,915	86.1
Gross profit	12,976	15.6	12,624	14.1	352	2.8	24,302	13.9
Selling, general and administrative expenses	10,201	12.3	11,371	12.7	(1,170)	(10.3)	22,454	12.8
Operating income	2,775	3.3	1,252	1.4	1,523	121.6	1,848	1.1
Other income	3,792	4.6	3,894	4.3	(101)	(2.6)	11,530	6.5
Interest income	490		482		8		942	
Dividends received	2,958		3,033		(75)		9,828	
Rent income of fixed assets	250		240		10		487	
Others	92		137		(44)		271	
Other expenses	1,739	2.1	1,819	2.0	(79)	(4.4)	3,345	1.9
Interest and discount charge	701		741		(39)		1,455	
Interest on bonds	632		645		(13)		1,270	
Foreign currency exchange loss	226		238		(12)		187	
Others	179		193		(13)		431	
Ordinary income	4,828	5.8	3,327	3.7	1,501	45.1	10,033	5.7
Extraordinary income	427	0.5	1,812	2.1	(1,384)	(76.4)	2,192	1.3
Gain from discharge of debts	-		682		(682)		682	
Gain on sales of fixed assets	103		329		(225)		365	
Gain on sales of investments securities in affiliates	-		-		-		250	
Liquidation dividend from affiliated company	205		-		205		-	
Reversal of allowance for doubtful receivable	118		387		(268)		398	
Reversal of allowance for loss on the liquidation of the automotive wheel business	-		413		(413)		496	
Extraordinary loss	884	1.1	1,767	2.0	(883)	(50.0)	3,969	2.3
Loss on disposal of inventories	-		709		(709)		965	
Loss on sales of fixed assets	59		96		(36)		209	
Loss on sales of investments in securities	-		-		-		6	
Loss on revaluation of investments securities	27		713		(686)		1,466	
Allowance for doubtful receivables.	-		-		-		292	
Loss on revaluation of investments securities in affiliates	550		-		550		527	
Loss on liquidation of affiliated companies	-		-		-		7	
Retirement benefit expense	247		247		-		494	
Income before income taxes	4,371	5.2	3,372	3.8	999	29.6	8,257	4.7
Income taxes (including enterprise tax)	426	0.5	277	0.3	148	53.6	801	0.4
Adjustment of income taxes	1,823	2.2	1,495	1.7	328	21.9	3,104	1.8
Total income taxes	2,249	2.7	1,772	2.0	476	26.9	3,905	2.2
Net income	2,122	2.5	1,600	1.8	522	32.7	4,351	2.5
Retained earnings brought forward from the previous period	3,486		3,495		(8)		3,495	
Unappropriated retained earnings at end of half year	5,609		5,095		513		7,847	

3. Significant Accounting Policies

(a) Valuation basis and method of significant assets

(1) Marketable securities

Investments securities in subsidiary and affiliates:	Stated at cost determined by the moving average method.
Other maketable securities:	Securities with Market Value Market value method based on market prices and other conditions at the end of the interim term. (The revaluation differences are accounted for based on the direct capitalization method and the sales costs are calculated by the moving average method.) Securities without Market Value Non listed marketable securities are stated at cost determined by the moving average method.

(2) Inventories

Purchased goods:	Stated at cost determined by the moving average method.
Finish goods:	Stated at cost determined by the moving average method.
Raw materials:	Stated at cost determined by the moving average method for bearings, fasteners, measuring equipment, motors and special machiniery components.
Work in process:	Stated at cost determined by the moving average method for bearings, fasteners, and motors. Stated at cost determined respectively for measuring equipment, special motors and special machinery components.
Supplies:	Stated at cost determined by the moving average method for manufacturing bearings, fasteners, measuring equipment, motors and special machinery components.

(b) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method based on estimated useful lives of the assets.

Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law.

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

Useful lives are computed on the basis of the same method that is stipulated in the Corporation tax law.

However, the depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

(c) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for retirement benefits:

Based on estimated retirement benefit debts and pension assets at the end of the current term, the Company reported an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits.

Regarding the difference of 2,474 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five years from the following term after the differences accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

(d) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date.

(e) Accounting method of significant lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(f) Accounting method of significant hedge transactions

The Company had no significant hedge operations to report during the interim term.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(g) Other Significant Accounting Policie

Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

4. Notes

(a) Relating to lease transactions

Millions of yen

1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of interim (year-end) closing balance:	Half year ended Sept.30,2002			Half year ended Sept.30,2001			Full year ended March 31,2002		
	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Machinery and equipment	-	-	-	533	493	40	-	-	-
Vehicles	325	162	163	573	280	293	382	173	208
Tools, furniture and fixtures	2,615	1,386	1,229	2,843	1,514	1,329	2,623	1,281	1,341
Helicopter	-	-	-	171	164	7	-	-	-
Total	2,940	1,548	1,392	4,122	2,452	1,670	3,005	1,455	1,550

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets plus the interim (year-end) closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of interim closing (year-end) balance of unexpired lease expenses:

	Half year ended Sept.30,2002	Half year ended Sept.30,2001	Full year ended March 31,2002
within 1-year	603	712	641
over 1-year	788	958	908
Total	1,392	1,670	1,550

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets plus the interim (year-end) closing balance of unexpired lease expense, equivalent of interim (year-end) closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

	Half year ended Sept.30,2002	Half year ended Sept.30,2001	Full year ended March 31,2002
Amount of lease expenses	338	457	856
Equivalent of depreciation expenses	338	457	856

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(b) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

5. Dividends per share

	FY2003 Interim	FY2002 Interim	FY2002 Annual
	Interim (yen)	Interim (yen)	Annual (yen)
Common stock	―――	―――	7.00
(Breakdown)			
Memorial dividends	―――	―――	―――
Special dividends	―――	―――	―――
New stocks	―――	―――	―――
Preferred stocks	―――	―――	―――

November 14, 2002
Minebea Co., Ltd.

Supplementary Financial Data for the First Half of Fiscal Year ending March 31, 2003

From this fiscal year we are reporting quarterly financial results.
For the above reason, income before tax and net income on quarterly basis for the last fiscal year have been omitted.

1. Consolidated Results of Operations

(Millions of yen)	Half year ended Sep. 01	Half year ended Mar. 02	Full year ended Mar. 02	**Half year ended Sep.02**	Prospect for half year ending Mar. 03	Prospect for the full year ending Mar. 03	%Change Y/Y First half*1	%Change Y/Y Full year*2
Net sales	136,882	142,462	279,344	**137,249**	134,751	272,000	+0.3%	-2.6%
Operating income	12,496	9,476	21,972	**10,176**	11,324	21,500	-18.6%	-2.1%
Ordinary income	8,952	7,043	15,995	**7,667**	8,833	16,500	-14.4%	+3.2%
Income before income taxes	8,040	4,908	12,948	**6,817**	7,683	14,500	-15.2%	+12.0%
Net income	4,384	914	5,298	**2,543**	3,957	6,500	-42.0%	+22.7%

(Millions of yen)	Fiscal year ended Mar. 02 1Q	2Q	3Q	4Q	Fiscal year ending Mar. 03 1Q	**2Q**	2Q %Change Q/Q*3	Y/Y*4
Net sales	69,988	66,894	68,536	73,926	72,367	**64,882**	-10.3%	-3.0%
Operating income	6,554	5,942	4,964	4,512	6,031	**4,145**	-31.3%	-30.2%
Ordinary income	4,804	4,148	3,835	3,208	4,524	**3,143**	-30.5%	-24.2%
Income before income taxes	-	-	-	-	4,203	**2,614**	-37.8%	-
Net income	-	-	-	-	1,903	**640**	-66.4%	-

2. Consolidated Sales and Income by Division

(Millions of yen)	Half year ended Sep. 01	Half year ended Mar. 02	Full year ended Mar. 02	**Half year ended Sep.02**	Prospect for half year ending Mar. 03	Prospect for the full year ending Mar. 03	%Change Y/Y First half*1	%Change Y/Y Full year*2
Machined components	62,195	59,830	122,025	**60,309**	59,191	119,500	-3.0%	-2.1%
Bearing related products	51,188	48,925	100,113	**50,058**	49,942	100,000	-2.2%	-0.1%
Other machinery components	11,006	10,905	21,911	**10,251**	9,249	19,500	-6.9%	-11.0%
Electronic devices and components	73,978	82,325	156,303	**76,940**	75,560	152,500	+4.0%	-2.4%
Rotary components	35,917	40,523	76,440	**38,933**	39,067	78,000	+8.4%	+2.0%
Other electronic devices	38,062	41,800	79,862	**38,005**	36,495	74,500	-0.1%	-6.7%
Consumer business and others	709	307	1,016	**-**	-	-	-	-
Total sales	136,882	142,462	279,344	**137,249**	134,751	272,000	+0.3%	-2.6%
Machined components	12,564	9,571	22,135	**9,163**	9,687	18,850	-27.1%	-14.8%
Electronic devices and components	-74	-88	-162	**1,013**	1,637	2,650	-	-
Consumer business and others	6	-6	-0	**-**	-	-	-	-
Total operating income	12,496	9,476	21,972	**10,176**	11,324	21,500	-18.6%	-2.1%

(Millions of yen)	Fiscal year ended Mar. 02 1Q	2Q	3Q	4Q	Fiscal year ending Mar. 03 1Q	**2Q**	2Q %Change Q/Q*3	Y/Y*4
Machined components	32,021	30,174	28,358	31,472	31,668	**28,641**	-9.6%	-5.1%
Bearing related products	26,299	24,889	23,166	25,759	26,420	**23,638**	-10.5%	-5.0%
Other machinery components	5,722	5,284	5,190	5,715	5,249	**5,002**	-4.7%	-5.3%
Electronic devices and components	37,624	36,354	39,879	42,446	40,699	**36,241**	-11.0%	-0.3%
Rotary components	18,412	17,505	19,435	21,088	20,793	**18,140**	-12.8%	+3.6%
Other electronic devices	19,212	18,850	20,444	21,356	19,908	**18,097**	-9.1%	-4.0%
Consumer business and others	343	366	300	7	-	**-**	-	-
Total sales	69,988	66,894	68,536	73,926	72,367	**64,882**	-10.3%	-3.0%
Machined components	7,014	5,550	4,678	4,893	5,098	**4,065**	-20.3%	-26.8%
Electronic devices and components	-457	383	296	-384	933	**80**	-91.4%	-79.1%
Consumer business and others	-3	9	-9	3	-	**-**	-	-
Total operating income	6,554	5,942	4,964	4,512	6,031	**4,145**	-31.3%	-30.2%

*1 First half % change Y/Y : First half in comparison with the first half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 2Q % change Q/Q : 2Q in comparison with 1Q
*4 2Q % change Y/Y : 2Q in comparison with 2Q of the previous fiscal year

3. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	Full year ended Mar. 02	1Q ended Jun. 02	**2Q ended Sep.02**	**Half year ended Sep.02**	Prospect for half year ending Mar. 03	Prospect for the full year ending Mar. 03
Capital expenditure	26,245	3,870	**4,149**	**8,019**	19,081	27,100
Depreciation (Including Intangible Fixed Assets)	24,385	5,823	**5,627**	**11,450**	13,650	25,100
Research and development costs	10,682	2,325	**2,457**	**4,782**	5,918	10,700

4. Exchange Rates

		Full year ended Mar. 02	1Q ended Jun. 02	**2Q ended Sep.02**	**Half year ended Sep.02**	Prospect for half year ending Mar. 03
US$	PL	125.11	128.35	**119.18**	**123.77**	122.60
	BS	133.25	119.50	**122.60**	**122.60**	122.60
S'PORE$	PL	69.05	70.81	**67.72**	**69.27**	68.98
	BS	72.36	67.71	**68.98**	**68.98**	68.98
THAI BAHT	PL	2.81	2.98	**2.84**	**2.91**	2.83
	BS	3.06	2.87	**2.83**	**2.83**	2.83
RMB	PL	15.11	15.50	**14.40**	**14.95**	14.81
	BS	16.09	14.43	**14.81**	**14.81**	14.81

5. Non-Consolidated Results of Operations

(Millions of yen)	Half year ended Sep. 01	Half year ended Mar. 02	Full year ended Mar. 02	**Half year ended Sep.02**	Prospect for half year ending Mar. 03	Prospect for the full year ending Mar. 03	%Change Y/Y First half*1	%Change Y/Y Full year*2
Net sales	89,558	85,660	175,218	**83,402**	81,598	165,000	-6.9%	-5.8%
Operating income	1,252	596	1,848	**2,775**	2,725	5,500	+121.6%	+197.6%
Ordinary income	3,327	6,706	10,033	**4,828**	5,672	10,500	+45.1%	+4.7%
Income before income taxes	3,372	4,885	8,257	**4,371**	5,129	9,500	+29.6%	+15.1%
Net income	1,600	2,751	4,351	**2,122**	2,978	5,100	+32.7%	+17.2%

October 1 , 2002

Minebea Co., Ltd.

< Press Release >

Introducing EVA Management System

In April 2002, Minebea Co., Ltd., headed by Tsugio Yamamoto, launched a project to study the benefits of bringing Economic Value Added (EVA) concepts into our management system. Together with the Tokyo-based consulting firm Stern Stewart , we assigned a working group consisting of manufacturing, sales and administration members, and had them study the feasibility of introducing the EVA management system. As a result of examining their final report, we have decided to introduce the EVA management system and to adopt EVA as the management index for the Minebea Group .

The Background and Purpose of the Decision

In April 1997, we created a specialized organization encompassing an inventory reduction section and a debt repayment section to focus on capital efficiency enhancement. Since then, we have been making efforts to reduce inventories and debt and have been able to achieve significant progress to date. In addition, as a result of having thoroughly controlled income plans and performance for many years by breaking down Group businesses into small income control units, we now see a profit concept penetrating throughout the Minebea Group.

To sustain this progress and to ensure further efficiency in the use of capital resources, we have decided to set up the EVA management system in cooperation with Stern Stewart. The system, using cost of capital including not only borrowing cost but also equity cost, will enable us to measure on a monthly basis EVA by product and EVA by functional business unit in the Sales and the Manufacturing divisions.

As our basic business policy, we have been advocating five principles focusing on making contributions to employees, customers, shareholders, local communities and global society. Under the EVA management system, we aim to give satisfying returns to all of our stakeholders and to make strategic decisions on such issues as selective focusing of business resources and appropriate allocation of management resources from the EVA-creating viewpoint. By so doing, we are committed to enhancing our corporate values.

Outlines of Units for EVA Measurement

EVA by Functional Business Unit in the Sales and the Manufacturing Divisions

EVA will be measured by functional unit such as the Manufacturing and the Sales Headquarters' divisions, all of which are performance control units. EVA by functional business unit will be an effective tool for raising awareness of capital employed among managers of each business unit and thereby enable them to make more effective use of their capital.

EVA by Product

EVA will be also measured by product. Under the current system, the Sales and the Manufacturing divisions each control performance by product separately. However, EVA by product will assess overall product performance, not product performance as controlled separately under the Sales and the Manufacturing divisions. The objective of measuring EVA by product is to clearly show how much each product contributes to business performance. EVA by product will, therefore, be a useful tool for management members when making decisions such as selective focusing of business resources and appropriate allocation of management resources.

Future Schedule for the Introduction

Following the introduction lead time from October 2002 to March 2003, we will implement the EVA management system from April 2003 according to the following phases:

1) Measuring EVA for assessment of management on a consolidated basis — to begin in April 2003

2) Assessing capital investment plans based on EVA — to start in April 2003

3) Measuring EVA by functional business unit — to begin in October 2003 after a test implementation due to start in April 2003

4) Measuring EVA by product to apply to assessment - to begin in April 2004 after a test implementation due to start in October 2003

5) Utilizing EVA in making decisions for "selection and focus of operational resources" and "appropriate allocation of management resources" — to begin in April 2004

6) Introduction of an EVA-based bonus program — to start from the winter bonus payment in 2003 (The members whom this program will be applied to, amounts to be allocated, and ratios of allocation will be decided after due deliberation during the introduction lead time.)

7) EVA-related training for managerial members — to begin in October 2002

Related Personnel Assignment

Supervisor of the Working Group for the EVA Management System Introduction Project: Mr. Ryusuke Mizukami, Senior Managing Director

Assistant Supervisor of the Working Group for the EVA Management System Introduction Project: Mr. Tamio Uchibori, Deputy General Manager of the Business Administration Department

Full-time member of the Working Group for the EVA Management System Introduction

Project: Mr. Yukihiro Fujiwara, Manager of the Business Administration Department

In addition to the above-mentioned 3 members, 14 working group members including 3 directors and 3 members in charge of this project at the Sales and the Manufacturing Headquarters, totaling 20 members, will make up the Working Group for the EVA Management System Introduction Project.

Note: EVA is the registered trademark of Stern Stewart. EVA is basically calculated as follows:

EVA = Business profit after tax − Capital charge

- Business profit after tax = Pre-tax profit + Interest expense − Taxes
- Capital charge = Capital employed × Cost of capital
- Capital employed = Total assets (such as accounts receivable, inventory, and fixed assets) − Non-interest-bearing liabilities (such as accounts payable and accrued expenses)

For further information and inquires, please contact:

Minebea Co., Ltd.

Yasuaki Miyahara
Corporate Communications Office, Corporate Planning Department
Tel: +81-3-5434-8637 Fax: +81-3-5434-8607
e-mail: ymiyahar@minebea.co.jp
URL: http://www.minebea.co.jp

November 14, 2002

To Whom It May Concern

Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
President and
Representative Director
(Code No. 6479 TSE Div. No.1)
Contact Person : Sadahiko Oki
Director and General
Manager of Accounting
Department
(Tel. 03-5434-8611)

Liquidation of Subsidiary

We hereby announce that our Board of Directors has resolved at a meeting on November 14, 2002 to liquidate the following subsidiary:

1. Background to Liquidation

Kuen Dar (M) Sdn. Bhd.

Kuen Dar (M) Sdn. Bhd., a Malaysian corporation and a fully-owned subsidiary of Minebea Co., Ltd., engages in production and sale of speaker boxes. We acquired the company in March 2000 with an aim to be located close to our customers, audio equipment makers, many of which were concentrated in Malaysia.

Recently, however, our customers are accelerating shift of their production bases to China. Given this fact, we have concluded that our management efficiency would be enhanced by terminating production of speaker boxes at the company and by outsourcing the production to manufacturers in China. In line with the termination of the company's manufacturing operations, we have decided to liquidate this subsidiary.

2. Outlines of the Subsidiary to be Liquidated

Company name	:	Kuen Dar (M) Sdn. Bhd.
Location	:	Malaysia
Representative	:	Takayuki Yamagishi
Capital	:	M$25,000 thousand
Shareholder and ownership	:	Minebea Co., Ltd. 100%
Purpose of business	:	Production of speaker boxes
Planned date of liquidation	:	End of September 2003

3. Impact of the Liquidation

Losses related to this liquidation have been included in the forecast of business performance for the current term that we have announced today. Therefore, there will be no impact on future forecasts of our business performance.

* * * * * *